SCHEDULE 13G

Amendment No. 1
Saks Holdings
Common Stock
Cusip # 79377R109


Cusip # 79377R109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	None
Item 6:	None
Item 7:	192,480
Item 8:	None
Item 9:	192,480
Item 11:	0.299%
Item 12:	HC




Cusip # 79377R109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	192,480
Item 8:	None
Item 9:	192,480
Item 11:	0.299%
Item 12:	IN



Cusip # 79377R109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	192,480
Item 8:	None
Item 9:	192,480
Item 11:	0.299%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Saks Holdings

Item 1(b).	Name of Issuer's Principal Executive Offices:

		12 East 49th Street,
		New York, NY  10017

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		79377R109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	192,480

	(b)	Percent of Class:
	0.299%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	None

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	192,480

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Saks Holdings at September 30, 1998 is true, complete and correct.


	October 9, 1998
Date



	/s/Francis V. Knox
Signature



	Francis V. Knox
Compliance Officer - FMR Corp.




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 192,480 shares or 0.300% of the common stock outstanding of Saks Holdings ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Saks Holdings owned by the investment companies at September 30,1998 included 192,480 shares of common stock resulting from the assumed conversion of $8,000,000 principal amount of Saks Holdings 5.5% Convertible Subordinated Debenture 9/15/06 (24.060 shares of common stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 192,480 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on October 9, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Saks Holdings at September 30, 1998.
	FMR Corp.
	By	/s/Francis V. Knox
Francis V. Knox
Compliance Officer - FMR Corp.
	Edward C. Johnson 3d
	By	/s/Francis V. Knox
Francis V. Knox
Duly authorized under Power of
Attorney
dated October 1, 1998, by and
on behalf
of Eric D. Roiter
	Abigail P. Johnson
	By	/s/Francis V. Knox
Francis V. Knox
Duly authorized under Power of
Attorney
dated October 1, 1998, by and
on behalf
of Eric D. Roiter
	Fidelity Management & Research Company
	By	/s/Francis V. Knox
Francis V. Knox
Vice President